March 20, 2014

Via EDGAR
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Attn: Ms. Jennifer Thompson
  Accounting Branch Chief

Re:          Yappn Corp.
Form 10-K for Fiscal Year Ended May 31, 2013
File No. 000-55082
Filed September 13, 2013

Ladies and Gentlemen:

This letter confirms that Yappn Corp. will respond to the comment letter from the staff of the Securities and Exchange Commission, dated March 2014, by April 9, 2014.

If you have any questions, please feel free to contact David B. Manno, Esq. of Sichenzia Ross Friedman Ference LLP (212 981-6772).

Sincerely,

/s/ Craig McCannell
Craig McCannell Chief Financial Officer